June 18, 2005

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn: Mark P. Shuman
      Branch Chief - Legal

      Re:   Conversion Services International, Inc.
            Schedule 14A filed May 27, 2005
            File No. 0-27519
            ----------------

Ladies and Gentlemen:

      On behalf of Conversion Services International, Inc. (the "Company"), we are electronically transmitting herewith one conformed copy of an amendment to the Proxy Statement on Schedule 14A (the "Preliminary Proxy"). Marked courtesy copies of this filing are being sent via overnight mail to Barbara Jacobs and Daniel Lee.

      This letter is being filed in response to the Staff's comments to the Preliminary Proxy filed May 27, 2005. The Staff's comments are set forth in a letter from Mark P. Shuman, Branch Chief, addressed to Scott Newman, President and Chief Executive Officer of the Company, dated June 15, 2005.

      This letter addresses each of your comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references identical to your correspondence. Page numbers indicated refer to the page numbers of the enclosed Preliminary Proxy.

Proposal 3 - Directors' Proposal to Amend the Certificate of
Incorporation...page 11

1. We note that in many instances, the effect of the reverse split and the reduction in authorized shares will be an effective increase in the number of authorized shares available for future issuance. In particular, the combination of a one-for-50 split and a reduction in authorized shares to 75,000,000 would be nearly a four-fold increase in authorized shares. Please revise your disclosure to discuss the resulting change in authorized shares and any related risks and to include a chart indicating the effects on the issued shares, unissued but reserved shares and unreserved shares available for future issuance for the full range of reverse split ratios and reductions in authorized shares. Further, we note your discussion on page 12 of the various factors in determining the ratio and the reduction each on a separate basis. Please discuss the factors to be considered, if any, when making the decisions on the ratio and the reduction in light of their relationship to each other.

      We have revised the Preliminary Proxy to include an illustrative chart which shows the effect the reverse stock split and reduction in authorized shares would have upon the issued shares, unissued but reserved shares and unreserved shares available for future issuance with respect to the applicable range of ratios for each. We have also added to such table information which illustrates the different scenarios where the available shares for future issuance would be disproportionate to the amount of shares issued and outstanding. In addition, we have clarified that the determination with respect to each of the reverse stock split and the reduction in authorized will not be mutually exclusive but may be a factor in such determinations.

2. Please discuss any plans you may have with respect to any proportional increase in authorized shares.

      The Company has not made any determination with respect to whether the ratios of the Reverse Stock Split and the Reduction in Authorized will be proportional.

3. Please advise us whether and how you have complied with the requirements of
Section 262(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment to your charter. Section 262(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability" and that at the meeting called to consider the: amendment, "a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment." As a note, it does not appear that your disclosure indicates whether the board of directors adopted any amendment nor does it appear to request: stockholders to approve the amendment.

      The disclosure on page 11 of the Preliminary Proxy has been clarified as follows:

      The Board of Directors has unanimously adopted a resolution to amend the Certificate of Incorporation to effect the Reverse Stock Split and the Reduction in the Authorized and to seek stockholder approval regarding such amendment.

4. We note your disclosure at the top of page 15 which states that "the stated capital component will be reduced to an mount between one-twentieth (1/20) and one-fiftieth (1/50) of its present amount." Please reconcile this disclosure with your planned reverse stock split ratio of between one-for- 10 to one-for-50.

      We have revised the disclosure on page 15 to reconcile with the planned reverse stock split ratio of between one-for- 10 to one-for-50.

5. We note that certain holders who are entitled to fractional shares will not receive such shares. Please clarify your disclosure to specifically state whether fractional shares below one-half will be cashed out and address how you have complied with the requirements under Section 155 of the General Corporation Law of Delaware. In addition, please disclose the minimum number of holders of record after the reverse stock split and whether the reverse stock split is a first step in a going private transaction.

      We have revised the disclosure with respect to the issuance of fractional shares pursuant to the reverse stock split to indicate that a holder of record of Common Stock on the split effective date who would otherwise be entitled to a fraction of a share shall have the number of new shares to which they are entitled rounded up to the nearest whole number of shares in all circumstances. Thus, the number of holders of record will not change. The Company is not conducting the reverse stock split as a first step in a going private transaction and has no present intentions of doing so.

Equity Plan Compensation

6. You disclose that a table setting forth certain information related to your equity compensation plan would be included in this section. It appears, however, that such a table is missing from the disclosure. Please advise.

      We added the equity compensation table as required.

      Any questions or comments should be directed to the undersigned.

      Kindly acknowledge receipt of the foregoing by stamping the enclosed copy of this letter and returning it in the envelope provided.

                                        Very truly yours,


                                        /s/ Scott Newman
                                        Scott Newman
                                        President and Chief Executive Officer

cc: Ms. Barbara Jacobs
Mr. Daniel Lee
Lawrence F. Metz, Esq.
Stuart Neuhauser, Esq.
Sarah E. Williams, Esq.